SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Act of 1934

For the month of March, 2003

of Chile, Bank

(Translation of Registrant’s name into English)

Chile

(Jurisdiction of incorporation or organization)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of press releases published by Banco de Chile in local newspapers on March 21, 2003, informing the payment of dividends.

BANCO DE CHILE

DISTRIBUTION OF DIVIDENDS

At the Ordinary Shareholders Meeting of the Bank, held on March 20, 2003, it was agreed the distribution and payment of dividend N°191, in the amount of CLP$0.7731 per Banco de Chile common share, corresponding to the 2002 income of Banco de Chile. The shareholders of the Bank may dispose of the aforesaid dividends at the Main Offices of Banco de Chile, 251 Ahumada Street, Santiago.

The payment of dividends for those shareholders residing in regions will be delivered at the corresponding branch of the Bank. Dividends will be deposited in current or saving account if it was so instructed by the shareholders.

Shareholders registered at the Shareholders Register of the Bank on or before March 14, 2003 shall have the right to receive dividends.

GENERAL MANAGER

Santiago, March 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2003

Banco de Chile

/s/ Pablo Granifo L.

By: Pablo Granifo Lavín

General Manager